SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	May	2012
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated May 15, 2012.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

Document 1

For Immediate Release	May 15, 2012

SONDE RESOURCES CORP.  ANNOUNCES FIRST QUARTER 2012
FINANCIAL AND OPERATING RESULTS

CALGARY, ALBERTA--(Marketwire – May 15, 2012) - Sonde Resources Corp. ("Sonde" or the "Corporation") (TSX: SOQ) (NYSE MKT LLC: SOQ) announces the release of its financial and operating results and management's discussion and analysis and financial statements for the first quarter ended March 31, 2012. These reports can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.  Shareholders have the ability to receive a hard copy of Sonde's complete first quarter financial statements free of charge upon request.

Michichi, Montney and Duvernay Positions

Sonde plans to drill and frac five short radius horizontal oil wells in Michichi (Drumheller area). The first of these wells has started drilling.  The Company will also commence an exploration effort for Montney oil with an inaugural horizontal well (Ante Creek North area) later in the year.  Sonde has 40,248 gross (40,248 net) of Montney rights at Waskahigan and Ante Creek North Areas.

Sonde also has 41,272 gross (41,272 net) acres of Duvernay rights at Waskahigan and Ante Creek North.  In many instances, the acreage numbers shown for Montney and Duvernay overlap and include rights for both.  Sonde has been engaged in joint venture discussions with several industry and financial partners to provide financial leverage and risk-mitigation to Sonde in the early phases of these plays.

In February, the Company sold 26,240 gross acres (24,383 net) in its Kaybob Duvernay gas/condensate play in Alberta for aggregate proceeds of $75 million resulting in a net gain of $73 million.

North Africa – Joint Oil Block

In January 2012, the Company completed the acquisition of 512 square kilometres of 3D seismic in accordance with the requirements of the Joint Oil Block Exploration and Production Sharing Agreement (“EPSA”) and submitted the data for processing, with delivery of the final processed data expected late in the second quarter. On January 12, 2012, the Company received notice from Joint Oil extending the first phase of the exploration period one year, until December 23, 2013 to complete, the three exploratory well work commitment under the EPSA. The Company has contracted the AGR Group to provide drilling project management services and initiated the process to secure a drilling rig for this program. The Company has filed a Plan of Development with Joint Oil for the development of the Zarat field and it is actively engaged in discussions to unitize the field with an adjacent license holder. On January 30, 2012, the Company engaged an advisor to identify and evaluate alternatives to finance the Company’s remaining North Africa obligations. While the exploratory well commitment is supported by a US$45 million corporate guarantee, the potential cost of drilling the three wells could exceed US$100 million. No assurance can be provided that the Company will be successful in finding financing alternatives however the Company is looking at all options to meet its commitments under the EPSA.  In January 2012, the Mariner Swap US$12.5 million payment was made to Joint Oil.

Management Comments

Jack Schanck, Sonde’s President and CEO, said “The success of the Company’s ongoing operations are dependent upon several factors, including commodity prices, the Company’s ability to manage price volatility (in particular North American natural gas), increasing liquids production and related cash flows, controlling costs, availability of experienced service industry personnel and equipment, the ability to attract equity investment and managing political and government risk, particularly with respect to its interests in North Africa. We are drilling five additional oil wells at Michichi and planning our inaugural well in the Montney.  We will cautiously use part of existing cash and draw upon our credit facility until the results of our North Africa financing alternatives on the three exploratory well obligation in the Joint Oil Block are understood.  We potentially will incur the costs of the initial exploratory well in the Joint Oil Block prior to realizing the results of our North Africa financing alternative.  The cost of that well will exhaust a large portion of our existing cash balance.”

Business Overview and Future Strategy

Sonde currently has $48 million in cash, no debt and reduced its committed credit line to $30 million from $40 million. The credit line cannot be used outside of Western Canada.

Sonde continues to focus on suspended liquid rich wells. In the first three months of the year, Sonde performed 18 (16.0 net) workovers. We continue to focus on liquids rich opportunities and have maintained our production at 70% natural gas.

Sonde anticipates that 2012 Western Canada capital expenditures will approximate $33 million with near-term focus on the Michichi area drilling and recompletions throughout the portfolio.  Longer-term prospects are the Montney play, with land acquisitions to support that play and the emerging Duvernay oil play and infrastructure to support the Manville  “I” pool waterflood at Drumheller.

Sonde is focused on preserving its financial flexibility while awaiting the outcome of its financial alternatives in North Africa and sustaining its current cash flow and continuing to focus on liquids production.

Sonde filed its first quarter unaudited financial statements, Management Discussion and Analysis with SEDAR and with the Securities and Exchange Commission on May 15, 2012.

First Quarter Financial and Operational Review

($ thousands except per share and production amounts)
	2012	2011	%	2011	%
	Q1	Q4	Change	Q1	Change
Financial
Petroleum & natural gas sales(1)	6,986	9,445	(26)	8,749	(20)
Net income (loss)	55,456	(37,546)	--	(5,376)	--
Net income (loss) per share – basic and diluted	0.89	(0.60)	--	(0.09)	--
Funds from (used for) operations (2)	(667)	3,155	--	1,644	--
Funds from (used for) operations per share – basic and diluted(2)	(0.01)	0.05	--	0.03	--
Capital expenditures	10,801	19,657	(45)	12,465	(13)
Working capital surplus (deficit)	42,914	(20,907)	--	9,157	--
Average shares outstanding	62,301	62,301	--	62,301	--
Production
Natural gas (mcf/d)	11,553	12,186	(5)	12,377	(7)
Crude oil (bbl/d)	565	587	(4)	469	20
Natural gas liquids (bbl/d)	255	293	(13)	208	23
Total (boe/d)	2,746	2,911	(6)	2,740	--
Pricing
Natural gas ($/mcf)(3)	2.20	3.93	(44)	4.14	(47)
Crude oil ($/bbl)(3)	89.54	91.73	(2)	83.70	7
Natural gas liquids ($/bbl) (3)	62.08	51.64	20	65.92	(6)
Average sales price ($/boe) (3)	33.47	40.13	(17)	35.48	(6)

(1) Petroleum and natural gas sales and realized gains on financial instruments net of royalties and transportation.
(2) Non-IFRS measures.
(3) Excluding royalties and transportation costs.

For the three months, ended March 31, 2012, production averaged 2,746 boe/d. The decrease in production from the fourth quarter of 2011 is primarily due to decreased gas volumes due to gas wells being shut-in and natural decline, with few capital expenditures allocated to replacing gas production. The 13-17-31-17 horizontal oil well in Michichi continues to produce significant amounts of oil that has not yet been accounted for as production as the total fluid recoveries have not yet exceeded the quantity of hydrocarbon injectant used in the fracturing process. Production from this well began in the second quarter of 2012.

•
The first quarter production revenue after transportation, royalties and realized hedging activities for the three months ended March 31, 2012, was $7.0 million compared to $9.4 million for the three months ended December 31, 2011. Sonde realized an average sales price of $33.47 including hedging activity per boe for the first quarter compared to $40.13 per boe in the fourth quarter of 2011 and $35.48 in the first quarter of 2011. We continue to emphasize crude oil or liquids-rich natural gas production with our capital programs.

•
Combined operating and well workover expenses for the three months ended March 31, 2012 were $4.3 million or $17.26 per boe, compared to $4.5 million or $16.76 per boe in the three months ended December 31, 2011. The decrease in aggregate expenses from 2011 is due to decreased volumes while the increase in per unit expenses is attributable to fixed labor cost that do not decline with volumes.

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas.  Its operations are located in Western Canada, and offshore North Africa.  See Sonde’s website at www.sonderesources.com to review further detail on Sonde’s operations.

Non-IFRS Measures – This document contains references to funds from (used for) operations, funds from (used for) operations per share and operating netback, which are not defined under IFRS as issued by the International Accounting Standards Board and are therefore non-IFRS financial measures that do not have any standardized meaning prescribed by IFRS and are, therefore, unlikely to be comparable to similar measures presented by other issuers. Management of the Company believes funds from (used for) operations, funds from (used for) operations per share and operating netback are relevant indicators of the Company’s financial performance, ability to fund future capital expenditures and repay debt. Funds from (used for) operations and operating netback should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with IFRS, as an indicator of the Company's performance. In the operating netback and funds from (used for) operations section of this MD&A, reconciliation has been prepared of funds from (used for) operations and operating netback to cash from operating activities, the most comparable measure calculated in accordance with IFRS.

Boe Presentation – Production information is commonly reported in units of barrel of oil equivalent ("boe"). For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil. This conversion ratio of 6:1 is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Such disclosure of boes may be misleading, particularly if used in isolation. Additionally, given the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing  conversion ratio of 6:1 may be misleading as an indication of value.  Readers should be aware that historical results are not necessarily indicative of future performance. Natural gas production is expressed in thousand cubic feet (“mcf”). Oil and natural gas liquids are expressed in barrels (“bbls”).

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, among others, those concerning our anticipated operational plans and activities including our development and exploration program in Western Canada, the exploration, development and drilling programs in North Africa planned capital program and source of funding, expected production growth and strategy of Sonde, and the expectation of successful future results.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, operating conditions, management's expectations regarding future growth, plans for and result of drilling activity, availability of capital, and capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates; the uncertainty of estimates and projections in relation to production; risks affecting Sonde’s ability to execute projects and market oil and natural gas; risks inherent in operating in foreign jurisdictions; the ability to attract and retain key personnel; and the inability to raise additional capital. Additional assumptions and risks are set out in detail in our Annual Information Form, available on SEDAR at www.sedar.com., and the Corporation's annual reports on Form 40-F on file with the U.S. Securities and Exchange Commission.

Although we believe that the expectations reflected in the forward-looking information or forward-looking statements are reasonable, prospective investors should not place undue reliance on forward-looking information or forward-looking statements because Sonde can provide no assurance those expectations will prove to be correct. We base our forward-looking statements and forward-looking information on information currently available and do not assume any obligation to update them.

For Further Information Please Contact:

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

Kurt A. Nelson
Chief Financial Officer
Phone: (403) 503-7944
Fax: (403) 216-2374

www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	May 15, 2012	By:	/s/ Kurt A. Nelson
			Name:	Kurt A. Nelson
			Title:	Chief Financial Officer